Exhibit 21.1

Subsidiaries of Society Pass Incorporated

Name of Subsidiary	Jurisdiction of Incorporation
Leflair Incorporated	Nevada
Society Technology LLC	Nevada
SOPA Technology Pte Ltd	Singapore
SOPA Cognitive Analytics PVT LTD	India
SOPA Technology Co Ltd	Vietnam
Hottab Pte Ltd	Singapore
Hottab Vietnam Co Ltd	Vietnam
Hottab Asset Company Limited	Vietnam
Push Delivery Pte Ltd	Singapore
SOPA (Phils) INC	Philippines
SOPA Capital Limited	United Kingdom
New Retail Experience Incorporated	Philippines
Dream Space Trading Co Ltd.	Vietnam
Gorilla Networks Pte. Ltd.	Singapore
Gorilla Connect Pte. Ltd.	Singapore
Gorilla Mobile Singapore Pte. Ltd.	Singapore
Thoughtful Media Group Incorporated	Nevada
Thoughtful (Thailand) Co. Ltd.	Thailand
AdActive Media CA Inc.	California
PT Tunas Sukses	Indonesia
Nusatrip Malaysia Sdn Bhd	Malaysia
Nusatrip Singapore Pte Ltd	Singapore
Nusatrip International Pte Ltd	Singapore